EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

May 23, 2023

AVINO VEIN EXTENDED A FURTHER 500 METRES

Drills 120 AgEq g/t over 48.40 metres including 1,165 AgEq g/t over 0.33 metres

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, "Avino" or "the Company") releases the results of ten drill holes from below Level 17, the current deepest workings of the mine. The current drill campaign has extended our knowledge of the continuity of the Avino Vein to a distance of 500 meters downdip of the lowest mining level. The exploration program is designed to test the continuity and to improve our understanding of the potential for deeper mineralization. The extent of the Avino Vein has been established to be at least 1,100 metres downdip from surface outcrop. Additionally, a previously undiscovered breccia vein was intersected approximately 15 to 30 metres below the Avino Vein in the footwall intrusive rocks. This unit has revealed three good intercepts (labelled INT-BX in Table 1) including a 35 cm intercept in ET-23-05 yielding 1,165 AgEq g/t. These intercepts warrant further follow-up to see if it can be correlated with historic intercepts in the footwall of the Avino Vein to determine potential continuity.

Highlights

Selected intercepts from the Avino Vein include:

•

Hole ET 23-04: 122 AgEq g/t (including 0.65% Cu) over 35.73 metres true width, including 208 AgEq g/t (including 1.33% Cu) over 5.20 metres true width, as well as 152 AgEq g/t (including 0.82% Cu) over 6.24 metres true width

•

Hole ET 23-05: 120 AgEq g/t (including 0.55% Cu) over 48.40 metres true width, including 256 AgEq g/t (including 1.37% Cu) over 1.76 metres true width, as well as 1,165 over AgEq g/t (including 7.43% Cu) over 0.33 meters true width

•	Hole ET 23-06: 141 AgEq g/t (including 0.81% Cu) over 36.00 meters true width, including 219 AgEq g/t (including 1.32% Cu) over 14.00 metres true width

Details are shown in the table and images below.

"The ET area drilling builds on results from our 2022 drill program as well as the January 2023 drill results as we continue to extend the area of mineralization below Level 17,” said David Wolfin, President and CEO. “We drilled 500 metres below our current mine workings to confirm the continuity of mineralization. As we have come to expect with the Avino Vein, the drill intercept widths suggest that this area will be able to be mined by our existing low-cost bulk methods. In addition, we were delighted to discover a new veinlet within the footwall intrusive rock that was very high grade. We include both step out and infill drilling in this campaign and these new step-out holes are obviously not included in the most recent mineral resource estimate released earlier this year.”

Avino is developing a geological model based on a “near porphyry” environment because of the increasing copper grades. The persistence of grade continuity from surface down a plunge distance of over 1,100 metres (800 metres vertical) supports the possibility of a deeper mineralized system that may be linked to a deep porphyry centre.

May 23, 2023 - Avino Silver & Gold Mines Ltd. – News Release

AVINO VEIN EXTENDED A FURTHER 500 METRES

Drills 120 AgEq g/t over 48.40 metres and 1,165 AgEq g/t over 0.33 metres

Geological modelling is ongoing to determine the potential geometry and controls of the mineralization. Our drill program will continue with an additional 4,500 meters planned for the year to bring the total to 8,000 meters of drilling for the year.

Geological Description

The Property contains numerous low-sulphidation epithermal veins (including the Avino vein), breccias, stockworks, and silicified zones that grade into a possible “near porphyry” environment within a large caldera setting. This caldera has been uplifted by regional north-trending block faulting (a graben structure) exposing a window of andesitic pyroclastic rocks of a lower volcanic sequence within this caldera. The lower volcanic sequence is overlain by an upper volcanic sequence consisting of rhyolite to trachyte lava flows and extensive ignimbrites. The direction of the increasing copper grade plunges towards the east in the Avino vein. The changing tenor of the mineralization could be reflecting a transition from epithermal to porphyry-style mineralization.

Below Level 17

A total of ten holes were drilled below level 17 in this drill campaign totalling 3,414 meters. They were completed to investigate the continuity of mineralization in the central part of the ET Area. Nine out of ten holes intercepted mineralization within the vein and stockwork that have silver equivalent grades above the current cut off grade in the latest mineral resource estimate. The results and are reported below in Table 1.

Vein-type mineralization and stockwork containing silver, gold and copper are found along the contacts between intrusive rocks and andesite. This provides opportunities within the ET Area for the identification and delineation of additional mineral resources that remain open on strike and dip (see Figure 1 for the projections of the resource relative to the drilled holes). This recent deeper drilling confirms that the mineralization persists down dip significantly past the lowest developed mining level and may prove to add substantial mineral resources.

Table 1 – Summary Drill Results

Structure	Hole Number	From (m)	To (m)	Drill Intercept Length (m)	True width (m)	Au (g/t)	Ag (g/t)	Cu (%)	AgEq¹ (g/t)
AVINO VEIN	ET-22-14	591.45	631.85	40.40	29.93	0.07	42	0.28	83
	Including	598.35	607.80	9.45	7.00	0.12	147	0.56	226
AVINO VEIN	ET-22-15	505.80	506.80	1.00	0.95	0.04	6	0.01	11
AVINO VEIN	ET-22-16	613.80	670.25	56.45	37.11	0.06	9	0.23	42
	Including	613.80	623.60	9.80	7.00	0.05	16	0.44	74
HW BX	ET-22-17	251.60	253.70	2.10	1.95	0.43	15	0.76	146
AVINO VEIN	And	650.80	659.80	9.00	7.45	0.00	5	0.18	28

1.	AgEq in drill results above assumes $1,850/ oz Au and $22.00 oz/ Ag, and $4.00/ lb Cu, and 100% metallurgical recovery
2.	HW BX = Hanging Wall Breccia and INT BX = Intrusive Breccia

May 23, 2023 - Avino Silver & Gold Mines Ltd. – News Release

AVINO VEIN EXTENDED A FURTHER 500 METRES

Drills 120 AgEq g/t over 48.40 metres and 1,165 AgEq g/t over 0.33 metres

Structure	Hole Number	From (m)	To (m)	Drill Intercept Length (m)	True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	AgEq¹ (g/t)

HW BX	ET-23-01	223.35	228.05	4.70	4.65	0.38	29	0.33	102
AVINO VEIN	And	456.25	507.60	51.35	43.80	0.15	19	0.37	77
	Including	473.40	475.40	2.00	1.70	0.62	27	0.70	166
INT-BX	And	516.90	519.90	3.00	2.61	0.06	75	2.58	401
HW BX	ET-23-02	205.20	207.85	2.65	2.50	0.34	12	0.33	82
AVINO VEIN	And	514.55	540.90	26.35	19.90	0.02	30	1.29	193
	Including	525.65	536.65	11.00	8.23	0.74	54	2.24	395
HW BX	ET-23-03B	280.15	283.65	3.50	3.10	0.46	23	0.32	103
AVINO VEIN	And	681.50	685.05	3.55	3.00	0.99	34	0.08	127
	Including	681.50	682.50	1.00	0.83	3.40	67	0.24	383
HW BX	ET-23-04	158.90	164.85	5.95	5.58	0.13	19	0.22	57
AVINO VEIN	And	406.50	448.65	42.15	35.73	0.14	28	0.65	122
	Including	412.95	419.60	6.65	5.20	0.19	27	1.33	208
	Including	438.00	445.20	7.20	6.24	0.13	39	0.82	152
AVINO VEIN	ET-23-05	435.70	486.95	51.25	48.40	0.08	45	0.55	120
	Including	443.70	446.05	2.35	1.76	0.07	79	1.37	256
	Including	447.80	452.10	4.30	3.84	0.16	80	0.75	187
INT-BX	And	495.50	495.85	0.35	0.33	0.10	231	7.43	1,165
AVINO VEIN	ET-23-06	401.25	446.85	45.60	36.00	0.16	27	0.81	141
	Including	421.15	438.90	17.75	14.00	0.25	34	1.32	219
INT-BX	And	446.85	448.60	1.75	1.30	0.05	97	2.28	385

May 23, 2023 - Avino Silver & Gold Mines Ltd. – News Release

AVINO VEIN EXTENDED A FURTHER 500 METRES

Drills 120 AgEq g/t over 48.40 metres and 1,165 AgEq g/t over 0.33 metres

Figure 1 –Longitudinal view of the Avino Vein showing the drill hole locations and a projection of the mineralization in red.

Figure 2 –Longitudinal view of the Avino Vein showing the drill hole locations and the block model in AgEq.

May 23, 2023 - Avino Silver & Gold Mines Ltd. – News Release

AVINO VEIN EXTENDED A FURTHER 500 METRES

Drills 120 AgEq g/t over 48.40 metres and 1,165 AgEq g/t over 0.33 metres

Figure 3 –Cross-Section of ET-22-14 and the extent of the down-dip extension from the current mine workings.

Sampling and Assay Methods

Following detailed geological and geotechnical logging, selected drill core areas were cut in half. One half of the core was submitted to the SGS Laboratory facility in Durango, Mexico, and the other half was retained on-site for verification and reference. Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 gold grams/tonne are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values exceeding 10,000 ppm (1%) are assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne. Avino uses a series of standard reference materials, blank reference materials, and duplicates as part of their QA/QC program during assaying.

Qualified Person(s)

Avino's projects in Durango, Mexico are under the geoscientific oversight of Michael F. O’Brien, P.Geo., Senior Principal Consultant, Red Pennant Communications, and under the supervision of Peter Latta, P.Eng, Avino’s VP, Technical Services, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

May 23, 2023 - Avino Silver & Gold Mines Ltd. – News Release

AVINO VEIN EXTENDED A FURTHER 500 METRES

Drills 120 AgEq g/t over 48.40 metres and 1,165 AgEq g/t over 0.33 metres

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have bas ed these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 40-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934. All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Accordingly, the Company must comply with Regulation SK-1300 for its fiscal year ending December 31, 2021, and thereafter, and the Company will no longer utilize Industry Guide 7. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.